                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                               (Amendment No. 1)

                         Vulcan Materials Corporation
                               (Name of Issuer)

                    Common Stock, $1.00 par value per share
                        (Title of Class of Securities)

                                   92916010
                                (CUSIP Number)

                                 Gerald Ratner
                                Gould & Ratner
                      222 North LaSalle Street, Suite 800
                            Chicago, Illinois 60601
                                 312-236-3003

(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                               October 13, 1998
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a Statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-(b)(3) or (4), check the following box [_].

Check the following box if a fee is being paid with this statement [_].

The information required in the remainder of this cover page (the pages numbered 2-12 herein) shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

                                 SCHEDULE 13D
-----------------------                                  ---------------------
  CUSIP NO. 92916010                                       PAGE 2 OF 13 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Longview Management Group, LLC
      I.R.S. Identification No.: 36-4245844

------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [x]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      OO
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Delaware
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            0

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          7,207,551
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             0

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          7,207,551
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      7,207,551

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
      [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      7.1%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      IA
------------------------------------------------------------------------------
                           *SEE ITEM 5 OF TEXT BELOW.

                                 SCHEDULE 13D
-----------------------                                  ---------------------
  CUSIP NO. 92916010                                       PAGE 3 OF 13 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Charles H. Goodman

------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [x]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      OO
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      United States of America
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            0

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          7,207,551
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             0

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          7,207,551
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      7,207,551

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
      [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      7.1%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      IN
------------------------------------------------------------------------------

                                 SCHEDULE 13D
-----------------------                                  ---------------------
  CUSIP NO. 92916010                                       PAGE 4 OF 13 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      James S. Crown

------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [x]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      OO
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      United States of America
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            0

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          7,098,519
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             0

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          7,098,519
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      7,098,519

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
      [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      7.0%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      IN
------------------------------------------------------------------------------

                                 SCHEDULE 13D
-----------------------                                  ---------------------
  CUSIP NO. 92916010                                       PAGE 5 OF 13 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      A. Steven Crown

------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [x]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      OO
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      United States of America
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            0

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          7,098,519
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             0

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          7,098,519
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      7,098,519
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
      [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      7.0%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      IN
------------------------------------------------------------------------------

                                 SCHEDULE 13D
-----------------------                                  ---------------------
  CUSIP NO. 92916010                                       PAGE 6 OF 13 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      William H. Crown

------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [x]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      OO
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      United States of America
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            0

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          7,098,519
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             0

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          7,098,519
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      7,098,519
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
      [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      7.0%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      IN
------------------------------------------------------------------------------

                                 SCHEDULE 13D
-----------------------                                  ---------------------
  CUSIP NO. 92916010                                       PAGE 7 OF 13 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Geoffrey F. Grossman

------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [x]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      OO
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      United States of America
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            0

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          7,207,551
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             0

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          7,207,551
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      7,207,551
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
      [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      7.1%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      IN
------------------------------------------------------------------------------

     The Reporting Persons (as defined below) listed on the cover page to this
Schedule 13D hereby make the following Statement pursuant to Section 13(d) of the Securities Exchange Act of 1934 (the "Exchange Act") and the rules and regulations promulgated thereunder. This Statement is an amendment and restatement of the Schedule 13D filed on December 10, 1986 (the "Original
Schedule 13D").

     The number of shares of the Issuer reported herein has been adjusted to reflect the issuance by the Issuer of a 4-for-1 stock split on March 13, 1989 and a 3-for-1 stock split on March 10, 1999.

ITEM 1.  SECURITY AND ISSUER
         -------------------

     The class of equity securities to which this Statement relates is the common stock, $1.00 par value per share (the "Common Stock"), of Vulcan Materials Company, a Delaware corporation (the "Issuer"). The principal executive offices of the Issuer are located at One Metroplex Drive, Birmingham, AL 35242.

ITEM 2.  IDENTITY AND BACKGROUND
         -----------------------

     This statement is being filed on behalf of (i) Longview Management Group, LLC ("Longview"); (ii) Charles H. Goodman ("Mr. Goodman"), (iii) James S. Crown ("Mr. J. Crown"), (iv) A. Steven Crown ("Mr. A. Crown"), (v) Mr. William H. Crown ("Mr. W. Crown"), and (vi) Geoffrey F. Grossman, not individually but solely as Trustee of The Edward Trust ("Mr. Grossman" and, together with Longview, Mr. Goodman, Mr. J. Crown, Mr. A. Crown and Mr. W. Crown, the "Reporting Persons").

     Longview is engaged primarily in the investment advisory business. The principal place of business and principal offices of Longview are located at 222
N. LaSalle Street, Suite 2000, Chicago, Illinois 60601. Longview manages investment accounts for clients which include Mr. Goodman and affiliated and associated persons and entities. Certain clients of Longview hold shares of Common Stock. Longview has voting and dispositive power over the Common Stock held in these accounts and, accordingly, is deemed to be the beneficial owner for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended (the "1934 Act"), of the Common Stock in such accounts. Except for such deemed beneficial ownership, or as otherwise described in this statement, Longview does not own any Common Stock or other securities of the Issuer.

     With respect to the other Reporting Persons, Mr. Goodman is the President of Longview and a Vice President of Henry Crown & Company, diversified investments ("HCC"); Mr. J. Crown is a Vice President of HCC and a director of the Arie & Ida Crown Memorial; Mr. A. Crown is a Vice President of HCC and a director of the Arie & Ida Crown Memorial; Mr. W. Crown is a Vice President of HCC, President and Chief Executive Officer of CC Industries, Inc., a holding company, and a director of the Arie & Ida Crown Memorial; and Mr. Grossman is a Partner of D'Ancona & Pflaum, a Chicago, Illinois law firm.

     The address of each Reporting Person, other than Mr. Grossman, is 222 N. LaSalle Street, Suite 2000, Chicago, Illinois 60601. Mr. Grossman's address is 30 North LaSalle Street, Suite 2900, Chicago, IL 60602.

     Appendix A attached to this Statement and incorporated by reference herein sets forth with respect to each executive officer of Longview, other than certain of the Reporting Persons listed above, his: (a) name; (b) business address; (c) present principal occupation or employment and the name, principal business, and address of any corporation or other organization in which such employment is conducted; and (d) citizenship.

     During the last five years, none of the Reporting Persons nor any executive officer or director of Longview has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors). During the last five years, none of the Reporting Persons nor any executive officer or director of Longview has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in a judgment, decree or final order (i) enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or (ii) finding a violation with respect to such laws.

     Each natural person listed as Reporting Persons is a citizen of the United States of America. Longview is a limited liability company formed under the laws of the State of Delaware.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION
         -------------------------------------------------

     The securities of the Issuer were acquired by or on behalf of members of the family of Reporting Persons (ii) through (v), including partnerships established by those persons and/or for their benefit and other entities controlled by them (the "Reporting Person Family Members and Entities"). The securities have been held by the Reporting Person Family Members and Entities for a number of years. No single Reporting Person Family Member or Entity owns more than 5% of the outstanding shares of Common Stock of the Issuer.

     The Reporting Person Family Members and Entities have, from time to time, borrowed from brokers through margin accounts at prevailing interest rates, upon customary terms and conditions, including the pledge of the acquired securities. These borrowings have generally related to all securities owned by such persons eligible for margin.

ITEM 4.  PURPOSE OF TRANSACTION
         ----------------------

     As of October 13, 1998, Longview entered into investment advisory agreements pursuant to which it agreed to provide investment advisory services to certain individuals and entities beneficially owning all of the shares of Common Stock of the Issuer reported by Longview hereunder, including the Reporting Person Family Members and Entities. Mr. Goodman is the President of Longview and serves as its chief executive officer. Mr. Grossman, not individually but solely as Trustee of The Edward Trust, is the sole equity owner of Longview. The securities reported hereunder were acquired and are held by the Reporting Person Family Members and Entities for investment purposes. The Reporting Person Family Members and Entities have no present plans to acquire additional securities of the Issuer, or dispose of securities of the Issuer. Depending on market conditions and other factors that the Reporting Persons and the Reporting Person Family Members and Entities may deem material to their investment decision, the Reporting Persons may purchase additional shares of Common Stock in the open market or in private transactions. Depending on these same factors, the Reporting Persons and the Reporting Person Family Members and Entities may sell all or a portion of the shares of Common Stock beneficially owned by such persons in the open market or in private transactions. None of the Reporting Persons or, to their knowledge, any other person named in Item 2 above, has any plans or proposals which relate to or would result in any of the events or transactions described in Item 4(a) - (j) of Schedule 13D.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER
         ------------------------------------

     (a) - (b) (i) By virtue of its management of client accounts, including accounts held for the benefit of certain of the Reporting Persons and Reporting Person Family Members and Entities, as of April 30, 1999 Longview may be deemed to beneficially own 7,207,551 shares of Common Stock, representing approximately 7.1% of the outstanding shares of Common Stock, calculated in accordance with Rule 13d-3 under the Exchange Act (based on 100,874,704 shares of Common Stock issued and outstanding as of April 30, 1999 as reported by the Issuer in its Quarterly Report on Form 10-Q for the quarter ended March 31, 1999). Longview shares the power to vote and dispose of the 7,207,551 shares of Common Stock which it may be deemed to beneficially own.

     (ii) Mr. Goodman may be deemed to beneficially own an aggregate of 7,207,551 shares of Common Stock as of April 30, 1999, representing in the aggregate approximately 7.1% of the outstanding shares of Common Stock as of such date, calculated in accordance with Rule 13d-3 under the Exchange Act, by virtue of his status as President of Longview. Mr. Goodman shares the power to vote and dispose of the 7,207,551 shares of Common Stock which he may be deemed to beneficially own. Mr. Goodman and his wife are general partners and/or limited partners of certain partnerships that own shares of Common Stock that are managed by Longview, all of which shares are reported hereunder as being beneficially owned by Longview and Mr. Goodman. Mr. Goodman disclaims beneficial ownership of the shares of Common Stock reported hereunder in excess of his pecuniary interest in such shares.

     (iii) Mr. J. Crown may be deemed to beneficially own an aggregate of 7,098,519 shares of Common Stock on April 30, 1999, representing approximately 7.0% of the outstanding shares of Common Stock as of such date, calculated in accordance with Rule 13d-3 under the Exchange Act, by virtue of his status as a general partner and/or limited partner of certain partnerships that own shares of Common Stock that are managed by Longview. Mr. J. Crown shares the power to vote and dispose of the 7,098,519 shares of Common Stock which he may be deemed to beneficially own. Mr. J. Crown disclaims beneficial ownership of the shares of Common Stock reported hereunder in excess of his pecuniary interest in such shares.

     (iv) Mr. A. Crown may be deemed to beneficially own an aggregate of 7,098,519 shares of Common Stock on April 30, 1999, representing approximately 7.0% of the outstanding shares of Common Stock as of such date, calculated in accordance with Rule 13d-3 under the Exchange Act, by virtue of his status as a general partner and/or limited partner of certain partnerships that own shares of Common Stock that are managed by Longview. Mr. A. Crown shares the power to vote and dispose of the 7,098,519 shares of Common Stock which he may be deemed to beneficially own. Mr. A. Crown disclaims beneficial ownership of the shares of Common Stock reported hereunder in excess of his pecuniary interest in such shares.

     (v) Mr. W. Crown may be deemed to beneficially own an aggregate of 7,098,519 shares of Common Stock on April 30, 1999, representing approximately 7.0% of the outstanding shares of Common Stock as of such date, calculated in accordance with Rule 13d-3 under the Exchange Act, by virtue of his status as a general partner and/or limited partner of certain partnerships that own shares of Common Stock that are managed by Longview. Mr. W. Crown shares the power to vote and dispose of the 7,098,519 shares of Common Stock which he may be deemed to beneficially own. Mr. W. Crown disclaims beneficial ownership of the shares of Common Stock reported hereunder in excess of his pecuniary interest in such shares.

     (vi) Geoffrey F. Grossman, not individually but solely as Trustee of The Edward Trust, may be deemed to beneficially own 7,207,551 shares of Common Stock on April 30, 1999, representing approximately 7.1% of the outstanding shares of Common Stock as of such date, calculated in accordance with Rule 13d-3 under the Exchange Act, by virtue of his status as Trustee of The Edward Trust, the sole equity owner of Longview. Mr. Grossman, not individually but as Trustee of The Edward Trust, shares the power to vote and dispose of the 7,207,551 shares of Common Stock which he may be deemed to beneficially own. Mr. Grossman has no pecuniary interest in any of the shares he may be deemed to beneficially own. Mr. Grossman disclaims beneficial ownership of all of the shares reported hereunder.

     (c) During the past 60 days from the date of this Schedule, the only transaction effected by the Reporting Persons with respect to the Common Stock was Longview's agreement to provide investment management and investment advisory services to certain individuals and entities beneficially owning all of the shares of Common Stock of the Issuer reported by Longview hereunder. To the knowledge of the Reporting Persons, there were no transactions in the Common Stock effected by an executive officer or director or controlling person of Longview in the past 60 days from the date of this Schedule. From time to time, the Reporting Person Family Members and/or Entities may enter into option, call or put arrangements with brokers-dealers or other financial institutions with respect to shares of the Common Stock. Depending on the price of the shares of Common Stock at the expiration of any option, call or put, shares of Common Stock owned by the Reporting Person Family Members or Entities may be sold or otherwise disposed of.

     (d) The individuals and entities to which Longview serves as an investment manager and investment adviser and for whose account the shares of Common Stock reported hereunder are held have the right to receive dividends from and the proceeds from the sale of the securities reported hereunder. The natural person Reporting Persons, other than Mr. Grossman, are general partners and/or limited partners of certain general partnerships and limited partnerships that hold shares of Common Stock for the benefit of such Reporting Persons and members of their immediate and extended families. Such Reporting Persons do not have the power to receive dividends or sales proceeds from the shares of Common Stock reported hereunder, except to the extent of their respective interests in such general partnerships and limited partnerships. Mr. Grossman, has no right to receive dividends from and the proceeds from the sale of any of the Shares reported hereunder.

     (e) Not applicable.

ITEM 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR
         RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE
         ISSUER

     As part of its client relationships, Longview has the power to direct the voting and the disposition of shares of Common Stock owned by its clients, including certain of the Reporting Persons and Reporting Person Family Members and Entities, in the accounts that Longview manages, pursuant to investment advisory agreements. Under such agreements, Longview's compensation in consideration for its services varies with the value of the assets (including shares of Common Stock) under its management; provided, however, the maximum rate of fee shall not exceed 0.75% of the average assets held in such accounts that Longview manages. None of such agreements, however, require that such accounts be invested in securities of the Issuer or include in their provisions any terms specifically relating to or varying with the investment of the accounts in securities of the Issuer.

     From time to time, the Reporting Person Family Members and/or Entities may enter into option, call or put arrangements with brokers-dealers or other financial institutions with respect to shares of Common Stock. Depending on the price of the shares of Common Stock at the expiration of any option, call or put, shares of Common Stock owned by the Reporting Person Family Members or Entities may be sold or otherwise disposed of. Other than (i) the Reporting Persons' investment advisory agreements entered into with Longview, as described above, (ii) Mr. Goodman's participation in the management of Longview, (iii) Mr. Grossman's ownership interest in Longview, not individually but solely as the Trustee of The Edward Trust, and (iv) the options, call and/or puts that may be entered into from time to time by the Reporting Person Family Members and/or Entities described above, none of the Reporting Persons is a party to any contract, arrangement, understanding or relationship (legal or otherwise) with respect to any securities of the Issuer.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

     See Exhibit Index appearing elsewhere herein, which is incorporated herein by reference.

                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                LONGVIEW CAPITAL MANAGEMENT, LLC


                                By:  /s/ Charles H. Goodman
                                     ------------------------
                                     President

                                CHARLES H. GOODMAN


                                     /s/ Charles H. Goodman
                                -----------------------------


                                JAMES S. CROWN


                                     /s/ James S. Crown
                                -----------------------------


                                A. STEVEN CROWN



                                     /s/ A. Steven Crown
                                -----------------------------


                                WILLIAM H. CROWN


                                     /s/ William H. Crown
                                -----------------------------



                                GEOFFREY F. GROSSMAN, Not Individually
                                But Solely as Trustee of The Edward Trust


                                     /s/ Geoffrey F. Grossman
                                -----------------------------

                                  APPENDIX A


     The following individuals are executive officers Longview. Each individual is a citizen of the United States, and unless otherwise noted, the business address of each executive officer of the Reporting Person is 222 N. LaSalle Street; Suite 2000, Chicago, IL 60601. Neither of the following individuals owns shares of Common Stock of the Issuer.

NAME                 TITLE AT LONGVIEW     OTHER EMPLOYMENT

Paul A. Dwyer        Vice President        Vice President, Henry Crown & Company

Richard J. Boberg    Vice President        Trader, Henry Crown & Company

                                 EXHIBIT INDEX

NUMBER                           DESCRIPTION


1. Joint Filing Agreement dated as of June 30, 1999 by and among the Reporting Persons.